Filed by: GA Financial, Inc.

Filing pursuant to Rule 425 under the Securities Act of
1933, as amended and Deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934, as amended.

Subject Company: GA Financial, Inc.
Registration Statement File No.: 333-113534

Contact:
John M. Kish, Chairman and Chief Executive Officer
James V. Dionise, Executive Vice President and Chief Financial Officer
Tel: 412-882-9946
Fax: 412-882-8580

www.greatamericanfederal.com

FOR IMMEDIATE RELEASE

GA FINANCIAL ANNOUNCES FIRST QUARTER 2004 EARNINGS

PITTSBURGH, PA, April 29, 2004 – GA Financial, Inc. (AMEX: GAF) (the “Company”), the parent company of Great American Federal, today announced first quarter net income of $1.4 million or $0.29 per share (diluted) for the three-month period ended March 31, 2004, compared to net income of $1.7 million or $0.35 per share (diluted) for the three-month period ended March 31, 2003. During the first quarter of 2004, the Company incurred before tax merger related expenses of approximately $133,000 in connection with the definitive agreement to merge GA Financial, Inc. and Great American Federal with First Commonwealth Financial Corporation and First Commonwealth Bank, respectively.

In reviewing the Company’s financial performance, Chairman and Chief Executive Officer John M. Kish stated, “We are pleased with the solid earnings for the quarter. We are encouraged by the continued growth in our commercial and residential loan portfolios as well as improvement in our interest rate spread and net interest margin. Our attention to growing customer relationships also remains strong. In addition, we are focused on completing our merger with First Commonwealth Financial Corporation. As previously announced, the special shareholders meeting to vote on the merger is scheduled for May 24, 2004.”

GA Financial and First Commonwealth have filed a definitive proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). GA Financial has mailed the proxy statement/prospectus to its shareholders in connection with the special meeting of shareholders to be called to consider the merger. BEFORE MAKING ANY DECISION REGARDING THE MERGER, SHAREHOLDERS OF GA FINANCIAL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE

DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Commonwealth and GA Financial, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that have been incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to the Corporate Secretary of First Commonwealth, First Commonwealth Financial Corporation, Old Courthouse Square, 22 North Sixth Street, P.O. Box 400, Indiana, PA 15701-0400, (724) 349-7220, or to the Corporate Secretary of GA Financial, Inc., 4750 Clairton Boulevard, Pittsburgh, PA 15236, (412) 882-9946.

GA Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of GA Financial in connection with the merger. Information about the directors and executive officers of GA Financial and their ownership of GA Financial common stock is set forth in GA Financial’s Form 10-K for the year ended December 31, 2003, as filed with the SEC. Additional information about the interests of these participants is contained in the definitive proxy statement/prospectus relating to the proposed merger. You can obtain free copies of this information using the GA Financial contact information set forth above.

The Company, with total assets of $904.1 million, is the parent company of Great American Federal, the Whitehall, PA based community bank, which has served Pittsburgh area customers for over 85 years. Great American Federal operates 12 branch offices throughout Allegheny County offering a broad array of commercial banking, retail banking, and wealth management products and services. More information about the Company and Great American Federal can be found at www.greatamericanfederal.com.

Statements contained in this news release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time subject to applicable laws and regulations. The Company does not undertake and specifically disclaims any obligation to publicly release the results of any revisions, which may be made to any forward-looking statements or to reflect the occurrence of anticipated or unanticipated events.